DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com
Andrew M. Davisson
andrew.davisson@dlapiper.com
T 919.786.2052
F 919.786.2252

January 4, 2013

VIA E-MAIL

Robert F. Telewicz Jr.

Wilson K. Lee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Phillips Edison – ARC Shopping Center REIT Inc.

Form 10-K for the year ended December 31, 2011

Filed March 23, 2012

File No. 333-164313

Dear Messrs. Telewicz and Lee:

We are writing this letter in response to your comment letter dated December 19, 2012, regarding the Form 10-K of Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”) for the year ended December 31, 2011.

For your convenience, we have reproduced the comments below along with the Company’s responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2011

Liquidity and Capital Resources, pages 46 - 47

1.	We note that you have significant amounts of long-term debt obligations that are contractually obligated to be paid in the next few years. You indicate that you expect to meet cash needs other than acquisitions and acquisition-related expenses from your cash flow from operations. It is not clear that cash flow from operations will be able to support all of these maturities. Please tell us and expand discussions in future filings to disclose management’s plans for meeting these contractual obligations. Your response should discuss management’s alternatives to the extent cash flow from operations are insufficient to cover all contractual commitments and contingencies.

Response: As the Company’s long-term debt obligations come due, the Company intends to refinance such debt obligations if possible or, in the alternative, draw funds from a secured revolving credit facility into which the Company recently entered to repay the obligations. To the extent that the Company is unable to refinance these debt obligations or to use funds from its revolving credit facility to repay the obligations, the Company intends to use cash flow from operations to cover such obligations. The Company will discuss these alternative sources of long-term debt obligation coverage in its future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Robert F. Telewicz, Jr.

Wilson K. Lee

Division of Corporation Finance

United States Securities and Exchange Commission

January 4, 2013

Consolidated Statements of Cash Flows, page F-6

2.	Please revise future periodic filings to separately present amounts related to capital expenditures and property acquisitions. In a similar fashion, please also revise footnote D of Schedule III on page F-23 to separately disclose amounts related to additions from acquisitions and additions from improvements.

Response: The Company has separately presented amounts related to capital expenditures and property acquisitions in the consolidated statements of cash flows included in its Quarterly Reports on Form 10-Q for the periods ended June 30, 2012 and September 30, 2012, and it will continue to do so in future Exchange Act filings. The Company will also separately disclose these amounts in the footnotes to Schedule III of its Annual Report on Form 10-K for the year ended December 31, 2012.

Note 2 - Summary Of Significant Accounting Policies

Investment Property and Lease Intangibles, pages F-9 - F-10

3.	We note you indicate within disclosures on page 51 that below market leases are amortized over the remaining non-cancelable terms of the respective lease, not including renewals. Please clarify your basis for not including renewals. Your response should describe how you considered any fixed rate renewal options in the calculation of the fair value of the below-market lease intangibles and the period over which your below-market lease intangibles are amortized. In addition, you should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider that likelihood, if at all, in determining the amortization period.

Response: The Company includes fixed rate renewal options in its calculation of the fair value of both above- and below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease, the Company would include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized if the Company determines that the tenant has a financial incentive to exercise such option. None of the leases at any of the Company’s acquired properties have included such a unilateral option at any time. The Company does not consider bilateral options to renew below-market leases, as the Company has no financial incentive to renew such leases and does not intend to do so.

Schedule III - Real Estate Assets and Accumulated Depreciation, page F-23

4.	Please clarify the nature of the amounts reflected in the column labeled “Adjustments to Basis”, the significance of such amounts, and explain how this column of information is factored into your determination of the total gross amount carried at end of period.

Response: The amounts reflected in the column labeled “Adjustments to Basis” include above- and below-market leases and in-place values that are recorded at the time of acquisition. Such amounts are not included in the Company’s determination of the total gross amount carried at the end of the period.

Robert F. Telewicz, Jr.

Wilson K. Lee

Division of Corporation Finance

United States Securities and Exchange Commission

January 4, 2013

The Company will revise the footnote for the “Adjustments to Basis” column in Schedule III to clarify this distinction in its future Annual Reports on Form 10-K.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Andrew M. Davisson

Andrew M. Davisson

Associate

AMD